SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

07024486

RECEIVED
2007 JUN 19 A 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pierre J. Lorieau Associate
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

April 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

Enclosure

dw 6/19

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

SECURITAS

Press Release from Securitas AB

April 20, 2007

Securitas acquires security services company in Romania

Security Services Europe continues to expand the platform in Eastern Europe by agreeing to acquire 55 percent of the shares in CPI Security Group in Romania. The purchase of the remaining 45 percent of the shares is agreed to take place in 2010 and will be based on the financial performance of the company until the year 2009. Enterprise value is estimated to MSEK 29.

CPI Security Group is one of the major players on the Romanian security market with wide coverage and a strong customer portfolio mainly within permanent guarding services. The company has estimated annual sales for 2007 of MRON 30 (MSEK 87) and more than 2,000 employees.

Romania entered the European Union on January 1, 2007 which constitutes a good foundation for continued growth and stability. The Romanian economy is developing with a GDP growth of more than 7 percent in 2006 and the Romanian security market is estimated to be worth MSEK 2,500.

The acquisition will be integrated in Securitas as of May 1, 2007

Information:
Gisela Lindstrand, Senior Vice President
Corporate Communications and Public Affairs +46 (0) 70 287 8662
Henrik Brehmer, Senior Vice President
Invest Relations +44 (0) 20 84326523

This press release is also available at: **www.securitas.com**

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

RECEIVED
2007 JUN 19 A 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

April 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Releases

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

SECURITAS

Press Release from Securitas AB

April 17, 2007

Annual General Meeting of Securitas AB (publ)

At today's Annual General Meeting of Securitas AB (publ) the following was resolved:

Board of Directors
The Annual General Meeting resolved that the number of Board members shall be ten with no deputy members. The Meeting re-elected Carl Douglas, Gustaf Douglas, Marie Ehrling, Annika Falkengren, Stuart E. Graham, Berthold Lindqvist, Fredrik Palmstierna, Melker Schörling and Sofia Schörling Högberg and elected the new Board member Alf Göransson, who succeeded Thomas Berglund as President as of March 5, 2007. Thomas Berglund declined re-election. Melker Schörling was re-elected Chairman of the Board. The fee to the Board members was determined to SEK 4,800,000 in total (including fees for committee work) apportioned so that the Chairman of the Board shall receive SEK 900,000, the deputy Chairman SEK 650,000 and the other Board members, except for the President, SEK 400,000 each. The Chairman of the Audit Committee shall receive SEK 200,000, the Chairman of the Remuneration Committee SEK 100,000, member of the Audit Committee SEK 100,000 and member of the Remuneration Committee SEK 50,000.

Nomination Committee
The Meeting elected Gustaf Douglas, Melker Schörling, Marianne Nilsson (Swedbank Robur) and Mats Tunér (SEB Fonder) as members of the Nomination Committee before the Annual General Meeting 2008. Further, the Nomination Committee can appoint one additional member to the Committee. Gustaf Douglas was appointed Chairman of the Committee.

Dividend
In accordance with the proposal of the Board, the Meeting resolved to declare a dividend of SEK 3.10 per share. April 20, 2007 was determined as record date for dividend and payment from the Central Securities Depository (Sw: VPC) is expected to commence on April 25, 2007.

Guidelines for remuneration to management
The Annual General Meeting resolved on adoption of guidelines for remuneration to management principally entailing that the remuneration and other terms of employment shall be competitive and in accordance with market conditions, in order to ensure that the Securitas Group will be able to attract and keep competent management employees. To sum up, the guidelines entail that the total remuneration to management shall consist of fixed annual salary, variable remuneration, pensions and other benefits. The variable remuneration shall amount to a maximum of 50 % of the fixed annual salary for the President, and 35-100 % for other management employees, and be based on the outcome in relation to financial goals and growth targets within the individual area of responsibility (group or division).

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

Pension rights for management employees shall be applicable as from the age of 65 at the earliest, the pension plans shall be fee-based and insurance premiums transferred from the individual's total remuneration and paid by the company during the term of employment. At dismissal of a management employee, the notice period shall amount to a maximum of 12 months with a right to redundancy payment equivalent to a maximum of 100 % of the fixed salary for not more than 12 months. At resignation by a management employee, the notice period shall amount to a maximum of 6 months. The full guidelines can be found on the company website.

CEO comments
President and CEO Alf Göransson reported on Securitas administration during the year 2006 and commented further work within Securitas. The script and the presentation are to be found in complete versions at www.securitas.com The quotas below are from the script and refer to the operations:

"My impression is that our US organization is strong and well organized, and that the acquisitions carried out from 1999 to 2001 that have made Securitas the market leader, are now truly together under one and the same flag and that management has successfully corralled the operations' history and diverse roots under the Securitas banner. We are well equipped to take on new challenges in the USA".

"During the past year, management in Europe has divided operations and organized them to serve customers – with permanent guarding for large customers, and patrolling and electronic alarm monitoring for small and medium-sized customers.This specialization improves each area's ability to develop its services, increase its growth and create a focus within Securitas to develop the right type of customer service – regardless of whether it concerns a large multinational corporation, a small store in a large city or rural community, or a security installation installed by a third party".

"As regards Loomis – the Securitas cash management services and secure transportation operations – we intend to divest the division to shareholders and list the operation on the stock market in the second half of the year, following the same procedure as was used for Systems and Direct. This time plan is however dependent on stability in the UK cash management operation".

"We have begun the process of taking the Securitas strategy one step further, and I intend to summarize and present this endeavor, providing more substance and concrete examples, in conjunction with the presentation of our six-month interim report in August".

This press release is also available at: **www.securitas.com**

Information:

Alf Göransson, President and CEO Securitas AB	+46 (0) 8 657 74 00
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523

82-34719

Press Release from Securitas AB

April 19, 2007

Securitas becomes leading security services supplier in Argentina

As part of the strategy to grow the business in Latin America, Securitas in Argentina has entered into an agreement to acquire 100 percent of the shares in Seguridad Argentina S.A. The acquisition has estimated sales in 2007 of MARS 84 (approximately MSEK 190). Enterprise value is estimated to MARS 28 (MSEK 63)

Seguridad Argentina S. A. is one of the four major players in security services in Argentina with 2.500 employees. The contract portfolio includes security services in the major Argentinean airports. Included in the acquisition is also one of a few authorized guard training centers.

With this acquisition Securitas will be the leading security services supplier in Argentina with approximately 7.000 employees and annual sales of MSEK 500.

This press release is also available at: www.securitas.com

Information:
Alf Göransson, President and CEO Securitas AB +46 (0) 8 657 74 00
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

82-34719

SECURITAS

Press Release from Securitas AB

April 19, 2007

Securitas to improve global presence

With the objective to take the first steps in order to improve Securitas' global presence, three senior Securitas executives have assumed the responsibilities to investigate the potential for Securitas to get established in Latin America, India and China.

Luis Posadas is since early this year President of Securitas Latin America. In Latin America, Securitas has yesterday concluded a second acquisition in Argentina making Securitas the largest guarding company in the country. Securitas is also since January 2007 present in Uruguay.

Kris Van den Briel, presently Managing Director of Securitas Belgium, has been appointed President of Securitas India and will assume his position in New Delhi as of August 2007.

Jack Donohue, presently President Pinkerton Consulting & Investigations, has been appointed President of Securitas China and South East Asia, and will assume his position in Shanghai as of October 2007.

Luis Posadas, Kris Van den Briel and Jack Donohue will report to Securitas AB's CEO Alf Göransson.

This press release is also available at: www.securitas.com

Information:

Gisela Lindstrand, Senior vice President Corporate Communications and Public Affairs, Securitas AB, phone +46 70 287 8662

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

RECEIVED
2007 JUN 19 A 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pierre J. Lorieau Associate
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

April 30, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securities AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

SECURITAS

Press Release from Securitas AB

April 30, 2007

Securitas appoints Bengt Gustafson as Senior Vice President Chief Legal Counsel

Bengt Gustafson has been appointed Senior Vice President Chief Legal Counsel of the Securitas Group. Bengt Gustafson will be a member of Securitas AB's Group Management and will report to Securitas' President and CEO Alf Göransson.

Bengt Gustafson is currently Chief Legal Officer of Metso Minerals and was previously i.a. Chief Legal Counsel of Svedala Industri AB. He has also worked as Chief Legal Counsel in France.

In addition to his Swedish law degree, Bengt Gustafson has earned a Masters of Law degree from University of California, Berkeley, USA. Since 2004 he is the President of European Company Lawyers Association, which is based in Brussels.

Bengt Gustafson will take up his position at Securitas during the third quarter of 2007.

This press release is also available at: **www.securitas.com**

Information:

Alf Göransson, President and CEO Securitas AB +46 (0) 8 657 74 00

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

May 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release September 25, 2006

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

SECURITAS

Press Release from Securitas AB

September 25, 2006

Extraordinary General Meeting in Securitas AB

At today's Extraordinary General Meeting in Securitas AB (publ) it was resolved, in accordance with the Board of Directors' proposal, on a dividend to the effect that all shares in the wholly-owned subsidiaries Securitas Direct Aktiebolag ("Direct") and Securitas Systems AB ("Systems") will be distributed to the shareholders.

Each share in Securitas AB entails a right to one share in Direct and one share in Systems. Holders of a class A share will receive one class A share in Direct and one class A share in Systems. Holders of a class B share will receive one class B share in Direct and one class B share in Systems. The record date for entitlement to receive share dividend was determined to September, 28 2006. The first day of trading in Direct and Systems on the Stockholm Stock Exchange is expected to be September 29, 2006.

For further information, please refer to the prospectuses that have been prepared by reason of the distribution and listing of Direct and Systems. The prospectuses are available on Securitas AB's website, www.securitasgroup.com/threenewcompanies.com.

Information:

Thomas Berglund, President and CEO	+44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

RECEIVED
2007 JUN 19 A 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

May 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securities AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

82-34719

SECURITAS

Press Release from Securitas AB

May 3, 2007

Securitas AB to publish Interim Report on Monday, May 14, 2007

Securitas AB will publish its January-March 2007 report on Monday, May 14 at 8.00 a.m. (CET). The press release will be available at the company's website www.securitas.com immediately after publishing.

Agenda (AM, CET)

8.00 Report release
The report will be sent as a press release from Hugin (www.huginonline.com) and will automatically be published on www.securitas.com when released.

9.00 Presentation slides
Presentation slides will be available at www.securitas.com.

9.30 Information meeting
Securitas Senior Management to present the report and answer questions.
Venue: Securitas , Lindhagensplan 70, SE-102 28 Stockholm, Sweden.

To follow the information meeting via telephone (and participate in Q&A session), please register via the link
https://eventreg2.conferencing.com/inv/reg.html?Acc=123598&Conf=176564
and follow instructions or call +44 (0)20 7162 0125.

To follow the live web cast of the information meeting, please visit www.securitas.com.

Recorded versions
A recorded version of the web cast will be available on Securitas' website after the information meeting and a telephone-recorded version of the information meeting will be available until June 14 on: +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 748409.

Subscribe to press releases
To receive future reports and press releases from Securitas, please visit www.securitas.com and subscribe under "Subscribe and order".

For further information, please contact:
Henrik Brehmer, Senior Vice President, Investor Relations
Phone: +44 (0) 20 8432 6523. Mobile: +44 (0) 7884 117 192.

Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs
Phone: Mobile: +46 (0)70 287 86 62

END